September 26, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Ada D. Sarmento, Esq.

Re:	INmune Bio Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 14, 2018 CIK No. 0001711754

Dear Ms. Sarmento:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 14, 2018 relating to the draft registration statement submitted by INmune Bio Inc. referenced above. Also filed is the Registration Statement which has been revised in response to the staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

Risk Factors

We rely on key personnel, page 26

1.	We note your disclosure in this risk factor that you do not have employment agreements in place with your President or other executives yet you disclose on page 71 that you have employment agreements with Dr. Tesi and Mr. Moss. Please revise this risk factor accordingly.

Response:

The Registration Statement has been revised to delete the reference to not having employment agreements.

Use of Proceeds, page 33

2.	We note your response to our prior comment 1. Please revise to clarify whether the Phase 1 trials for INKmune that you state that you will complete if the maximum offering amount is raised are the same as the Phase I/II trials for INKmune that you list in the bullet points underneath that disclosure.

Response:

The Registration Statement has been revised in response to the staff’s comment.

Business, page 36

3.	We note your revisions in response to our prior comment 3. Please expand the disclosure in this section to describe in greater detail the status of your human umbilical cord derived mesenchymal stem/stromal cells manufacturing business. Please clarify why you need to identify a contract manufacturer when you state you will be acting as a contract manufacturer, what program must be identified before you will “seek partners,” and what you mean by the term partner. Also describe any intellectual property rights related to this business, the effect of existing or probable governmental regulations, the amount spent on research and development during each of the past two fiscal years, and other applicable items of Regulation S-K Item 101(h)(4).

Response:

The disclosure in this section has been expanded in response to the staff’s comment.

Immune Ventures, LLC License Agreement, page 46

4.	We note your disclosure in this section that the agreement will terminate, unless terminated sooner, on a country by country basis on the date of the expiration of the last to expire patent rights where patent rights exists. Please revise this section to disclose when the latest to expire patent is scheduled to expire.

Response:

The disclosure in this section has been revised in response to the staff’s comment to disclose that the latest to expire patent is scheduled to expire on March 15, 2038.

Unit Offering, page 64

5.	We note that your prior disclosure in this section and Section B of the subscription agreement filed as Exhibit 10.1 indicate that you would be required to pay a penalty to the investors in your unit offering if you did not have a registration statement declared effective to register the resale of the shares of common stock underlying the units within six months of filing. As it appears that you have failed to meet that deadline, please revise your disclosure in this section to indicate whether you paid such penalties, how much was paid or how much you will be required to pay, and when or whether you renegotiated the terms to avoid such penalties.

Response:

The Registration Statement has been amended to disclose the penalties for not having a registration statement declared effective and to note that all by one of the investors in the unit offering waived their registration rights and that the one investor who did not waive their rights would be owed approximately $1,500. The Company has filed the form of the waiver as an exhibit to the Registration statement.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel David B. Manno, Esq., of Sichenzia Ross Ference LLP at (212) 981-6772.

Very truly yours,

/s/ David Moss
David Moss